Room 4561

August 2, 2006

Mr. Stephen Ambler
Chief Financial Officer and Vice
   President, Finance
Immersion Corporation
801 Fox Lane
San Jose, CA 95131

>   **Re: Immersion Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed April 17, 2006**
>   **Form 8-K filed May 4, 2006**
>   **File No. 000-27969**

Dear Mr. Ambler:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Financial Statements

Note 1. Significant Accounting Policies, page 61

Revenue Recognition

Royalty and License Revenue

1.   We note the disclosure under this section indicating that, for time-based licenses
        of intellectual property portfolio with up-front payments and/or minimum royalty
        requirements with no services contracted, revenue is recognized based on straight-
        line amortization of the annual minimum or up-front payment over the contract
        period or annual minimum period. Supplementally, explain to us your basis for
        this revenue recognition pattern. As part of your response, identify the specific
        revenue recognition criteria you apply to these transactions. Also, tell us when,
        and under what conditions or circumstances, you believe each of the criteria have
        been met. Finally, explain how the absence of any remaining obligations impacts
        your revenue recognition.

Multiple Element Arrangements

2.   Disclosure under this section indicates, in part, that the price charged when the
        element is sold separately generally determines VSOE. Supplementally, clarify
        for us how you determine or establish the price at which elements are sold
        separately. As part of your response, tell us whether separate sales of elements
        are always made at the same prices. If not, describe to us the extent to which
        prices for separate sales vary. In view of such variation, explain why you believe
        these separate sales are sufficient to establish VSOE.

Note 7. Long-term Debt, page 66

3.   Explain to us, in reasonable detail, how you have evaluated the conversion feature
        in the 5% senior subordinated convertible debenture for purposes of SFAS 133
        and EITF 00-19. Identify the specific terms of the debt agreement and related
        accounting literature that you considered in evaluating the conversion feature.

Note 9. Long-term Customer Advance from Microsoft, page 68

4.   We note that proceeds of the settlement with Microsoft have been allocated to
        common stock and long-term customer advance from Microsoft. Supplementally,
        explain to us your basis for this allocation. As part of your response, explain how
        you considered allocating a portion of the proceeds to any of the other elements

included in the arrangement. Also, identify the specific accounting literature you relied on in determining your accounting for the Microsoft agreements.

5.   Supplementally, tell us when, and under what circumstances, the $15 million advance will be resolved. Explain the accounting that will result when the matter is resolved. As part of your response, explain the terms of the participation rights agreement.

Note 12. Stockholders' Deficit, page 70

6.   We note that the assumed volatility for options issued in 2005 decreased significantly as compared to 2004 and 2003. Explain to us the reasons for this decrease. To the extent that this decrease results from a change in the way volatility has been determined, describe your methods both before and after the change. Explain why you believe both the prior and current methods are appropriate.

Form 8-K filed May 4, 2006

Exhibit 99.1

7.   We note your presentation of various costs and expenses which exclude the impact of stock-based compensation. Explain how you considered the requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K as they relate to these non-GAAP measures. Additionally, as your measures exclude material recurring charges, explain how you considered the answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3489 if you have any questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief